

September 12, 2022

Brandon Dong
SVP, Capital Markets
NWTN, Inc.
Office 114-117, Floor 1, Building A1
Dubai Digital Park, Dubai Silicon Oasis
Dubai, UAE

> **Re: NWTN, Inc.**
> **Amendment No. 1 to Registration Statement Filed on Form F-4**
> **Filed August 29, 2022**
> **File No. 333-266322**

Dear Mr. Dong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 12, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-4 filed August 29, 2022

Selected Historical Financial Information
ICONIQ, page 41

1. We refer to your selected consolidated balance sheet data. Please reconcile total non-current assets and total assets, as of March 31, 2022 and December 31, 2020, to your historical financial statements.

Unaudited Pro Forma Combined Balance Sheet, page 156

2. It appears that the amounts shown for each of your current liabilities in the historical East Stone column do not correspond with the respective accounts in the historical unaudited

balance sheet at March 31, 2022. Please revise to be consistent with the East Stone balance sheet at March 31, 2022.

3.   It appears to us that the adjustment to deferred offering costs should eliminate the entire ICONIQ historical balance of $0.6 million. Please revise the pro forma balance sheet and the related note to adjustment (3) as appropriate.

4.   It is unclear to us why there is a balance remaining for ordinary shares subject to redemption under either scenario. Please revise your pro forma balance sheet accordingly.

Unaudited Pro Forma Combined Statement of Operations for the Three Months Ended March 31, 2022, page 158

5.   We refer to adjustment (2). Since you have disclosed that that the estimated transaction costs are non-recurring, and this adjustment is reflected in the pro forma statement of operations for the year ended December 31, 2021, it appears to us that this adjustment should be removed from the unaudited pro forma combined statement of operations for the three months ended March 31, 2022. Please revise your disclosure or tell us how this adjustment is appropriate.

6.   We note that you have not adjusted the pro forma statement of operations, for the three months ended March 31, 2022, for the change in the fair value of the forward share purchase agreements related to the JHD transaction which was terminated in February 2022. It appears that if the pro forma statement of operations assumes the ICONIQ transaction occurred as of January 1, 2021, this amount would be adjusted due to the fact that the JHD agreement had to be terminated prior to the ICONIQ business combination occurring. Please revise as appropriate and label as adjustment (4).

Notes and Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations, page 159

7.   It appears that the note to adjustment (4) was deleted. Please reinstate this note and indicate that the adjustment reflects the reversal of forward share purchase agreements related to the JHD transactions, assuming the ICONIQ transaction occurred as of January 1, 2021.

Shares calculation, page 160

8.   Please revise your lead-in sentence to indicate that the calculation assumes two alternate levels of conversion for both periods presented.

Comparative Share Information, page 162

9.   We note from your response to our prior comment 14 that you have revised your disclosure to include the Comparative Share Information on page 162 for the interim period ended March 31, 2022. Please explain to us how you considered the requirements in Item 3(f) of Form F-4 to include information for the year ended December 31, 2021.

Please advise or revise accordingly.

East Stone's Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 193

10.   We refer to the second paragraph of your disclosure. It does not appear that for both the three and six months ended June 30, 2022 that the respective operating losses were offset by the change in fair value of derivative warrant liabilities as indicated in your narrative. Please revise your disclosures accordingly.

ICONIQ Holding Limited Audited Financial Statements
18. Subsequent Events, page F-48

11.   Please revise your disclosure at the beginning of Note 18 to refer to "the events mentioned below."

Exhibits

12.   We note your response to prior comment 8. Please include ValueScope's consent to being named in the prospectus and to the filing of its opinion as an exhibit.

General

13.   Please provide a factual update on your cover page, prospectus summary, and risk factors to disclose the agreement reached between the PCAOB and the CSRC on August 26, 2022.

14.   We note your revisions in response to prior comment 18. Please expand to disclose the extent state-owned enterprises in China own your securities or otherwise influence your business. Ensure your table on pages 244 and 245 reflect the beneficial owners of the shares held by the entities listed.

You may contact Dale Welcome at 202-551-3865 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jeffrey Cohen